

Xavier Helgesen · 2nd

Co-CEO Enduring Ventures.
Founding CEO Zola Electric. Co-
Founder/Chairman Better World
Books. Skoll Scholar/MBA Oxford.

San Francisco, California, United States ·

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500+ connections

 **5 mutual connections:** Maria Springer, Ifeanyi Umejei, and 3 others

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Enduring Ventures

 **University of Oxford - Said Business School**

About

Entrepreneur, technologist, global citizen, and builder of world positive companies.

Activity

8,666 followers

 **congratulations!**
Xavier commented

 **Come work with me if you're an accounting savant - we are hiring a Controller.**
Xavier shared this
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just wait until you add 50hz support. :) To the moon!
Xavier commented

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Experience

Co-CEO
Enduring Ventures
Sep 2019 – Present · 1 yr 11 mos
San Francisco Bay Area

We buy beautiful businesses and hold them forever. We are a holding company in the model of Berkshire Hathaway, working to build a more sustainable economy where wealth and economic growth is broadly shared. We recruit, train and coach amazing and non-traditional CEOs. We champion employee ownership, profit sharing and community/mutual ownership in the businesses we buy.



Zola
9 yrs 9 mos

Director Board Of Directors
Oct 2019 – Present · 1 yr 10 mos

Chief Technology Officer
Jan 2019 – Sep 2019 · 9 mos
San Francisco, CA

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Better World Books
16 yrs 11 mos

Chairman Of The Board
Jan 2011 – Jul 2019 · 8 yrs 7 mos
San Francisco Bay Area

Co-Founder
Sep 2002 – Sep 2011 · 9 yrs 1 mo
South Bend, Indiana Area

Better World Books is the leading independent bookstore on the Internet, with over 8 million secondhand books in stock at up to 90% off new prices. We have served over 10 million customers and shipped 75 million books worldwide ...see more



Advisor, Community Power, GSMA Development Fund

GSM Association

Jul 2011 – Sep 2011 · 3 mos

London, United Kingdom

Advising the GSMA Development Fund on best practice business models for Community Power from Mobile. This program leverages the massive distributed network of mobile network operators to supply electrical services to areas far



Board Member

Books For Africa

Sep 2003 – Sep 2009 · 6 yrs 1 mo

Greater Minneapolis-St. Paul Area

Served on the board of Books For Africa for six years, helping distribute millions of much-needed books throughout the African continent. Traveled on delegations to Tanzania, Zambia, Malawi and South Africa.

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Education



University of Oxford - Said Business School

MBA

2010 – 2011

Activities and Societies: Skoll Scholar in Social Entrepreneurship, Producer - TEDxOxbridge, Chairman - Oxford Business Network for Entrepreneurship



University of Notre Dame

BA, MIS / Minor in Anthropology, Honors

1997 – 2001



